March 31, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Northrop Grumman Corporation
Preliminary Proxy Statement
File Number 001-16411

Ladies and Gentlemen:

Northrop Grumman Corporation (the “Company”) is providing this letter in response to an oral comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on March 26, 2010. The comment relates to the Company’s preliminary proxy statement (the “Proxy Statement”) that the Company filed with the Commission on March 25, 2010.

By oral comment, the Staff has asked the Company to separate or “unbundle” Proposal Three described in the Proxy Statement. Proposal Three seeks shareholder approval to amend and restate the Company’s certificate of incorporation (the “Certificate of Incorporation”) to provide shareholders holding 25% or more of the outstanding voting power the right to cause a special meeting to be called and to make certain other amendments. The other amendments are described in the Proxy Statement as the following:

•	delete references to Series B Preferred Stock because all previously outstanding shares of Series B Preferred Stock were redeemed by the Company;

•	provide the directors of the Company the authority to set the number of directors on the Company’s board of directors in lieu of the Company’s bylaws fixing the number of directors; and

•	delete language referring to a staggered board of directors because the Company has fully phased out the staggered board structure pursuant to a shareholder amendment approved in 2005.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2010

The Proxy Statement also discloses that certain non-substantive changes are contained in the proposed amended and restated Certificate of Incorporation. These changes include the use of gender-neutral language.

The Staff orally requested that the Company separate Proposal Three into two proposals – one for the right of shareholders holding the specified percentage to cause a special meeting to be called, and one for the balance of the amendments. The Company’s outside counsel at Sheppard, Mullin, Richter & Hampton contacted the Staff to explain the Company’s reasons for including the proposed changes to the Certificate of Incorporation in a single proposal, and the Staff requested the Company set forth its rationale in writing.

Rule 14a-4(a)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that a form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders.” The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), provides guidance on the application of Rule 14a-4(a)(3) in the context of acquisitions of public companies. In that interpretation, the Staff states: “Provisions such as name changes, restatements of charters or technical changes (such as those resulting from anti-dilution provisions) that are immaterial would not have to be unbundled from the merger proposal.” More generally, the Staff has in the past interpreted Rule 14a-13 to require “unbundling” of proposals when (1) a proposal contains two or more matters that are not intricately related and (2) each matter affects shareholders’ substantive rights.

Proposal Three resulted from deliberations of the Company’s Board of Directors following the adoption by the Company’s shareholders of a shareholder proposal at the Company’s 2009 Annual Meeting of Shareholders. When the Board of Directors determined to give shareholders the right to cause a special meeting to be called, they took the opportunity to make various other amendments to the Certificate of Incorporation not affecting shareholders’ substantive rights. These other changes were regarded by the Board of Directors as “housekeeping”.

Two of the other changes delete language that is now superfluous due to the Company’s redemption of the Series B Preferred Stock and the lapse of all director terms that were in excess of one year after the Company replaced its staggered board structure with an annual election of directors. The other change permits the Board of Directors to set the size of the Board directly by resolution rather than by amending the Company’s Bylaws. The primary reason for this change was to avoid the need to update the Company’s Bylaws and file a Form 8-K disclosing such change each time the number of authorized directors changes. A company will typically consider changing the number of authorized directors each time a director resigns and no director is immediately appointed by the board or elected by shareholders to fill the vacancy, and each time a new director is appointed when all authorized seats prior to the appointment are full.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2010

While the change to permit the Board of Directors the ability to set the size of the Board does technically affect a shareholder right, it does not affect a substantive shareholder right for the reasons explained below.

The Company is incorporated in Delaware. The Delaware General Corporation Law (the “DGCL”) allows both shareholders and the board of directors to adopt and amend bylaws, although the board may do so only if authorized in the certificate of incorporation. Article Fifth of the Company’s Certificate of Incorporation (shown as unmarked in Exhibit A of the Proxy Statement) authorizes the Board of Directors to adopt, repeal, rescind, alter or amend the Company’s Bylaws. Article Sixth of the Certificate of Incorporation (also shown as unmarked in Exhibit A of the Proxy Statement) provides that the shareholders may adopt, repeal, rescind, alter or amend the Company’s Bylaws by an affirmative vote of the holders of not less than a majority of the outstanding voting power of all outstanding shares.

While the proposed amendment to the Certificate of Incorporation will result in shareholders no longer having the direct ability to set the authorized number of directors by amending the Company’s Bylaws, this does not amount to a substantive right because this right is inconsequential to shareholders in light of other provisions in the Certificate of Incorporation that are not proposed to be amended. Article Ninth of the Certificate of Incorporation (shown with only a minor marked clarification in Exhibit A of the Proxy Statement) currently provides, and will continue to provide if the proposed amendments are adopted by the shareholders, that (1) only the Board of Directors may fill vacancies caused by an increase in the number of authorized directors and (2) no decrease in the number of authorized directors will shorten the term of any incumbent director. Article Ninth also provides that the Board of Directors may fill vacancies caused by an increase in the number of authorized directors by an affirmative vote of a majority of the remaining directors even though the voting directors are less than a quorum of the board of directors.

As a consequence of these existing provisions, shareholders do not have the ability to affect the composition of the Board of Directors by increasing or decreasing the number of authorized directors through an amendment to the Bylaws. To effect changes in the composition of the Board of Directors, shareholders must either cause a special meeting to be called to remove all directors and then petition the Delaware Court of Chancery to enable the shareholders to fill the vacancies resulting from the removal pursuant to Section 223(a) of the DGCL,1 or wait until the next scheduled annual meeting of shareholders to elect insurgent directors.2 A change

[1]

See 8 Del. C. § 223(a) (“If at any time, by reason of death or resignation or other cause, a corporation should have no directors in office, then . . . any stockholder . . . may call a special meeting of stockholders in accordance with the certificate of incorporation or bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in § 211 of this title.”).

[2]

Section 223(c) of the DGCL also permits the holders of 10% of the voting stock to petition the Delaware Court of Chancery to call a special meeting to fill certain director vacancies or new directorships when (i) the directors fill a vacancy or new directorship on the board and (ii) at the time of filling that vacancy, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to an increase in the size of the board). However, this method of filling vacancies is unavailable to stockholders unless they remove directors or unless, by coincidence, there have been a significant number of director resignations from the board. Moreover, the Court has the discretion to decide whether or not to order a special meeting to allow shareholders to fill vacancies. 8 Del. C. § 223(c) (“If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of . .. . stockholders holding at least 10 percent of the voting stock . . . summarily order an election to . . . fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid . . . ..”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2010

in the number of authorized directors would not affect the availability of either of these procedures for changing the composition of the Company’s Board of Directors.

The following explains in more detail why a direct shareholder action to change the number of authorized directors will have no practical effect. A decrease in the number of authorized directors would have no effect on the composition of the Board of Directors until the next annual meeting of shareholders, and if the Board of Directors opposes the decrease, it may amend the shareholder-approved bylaw to reflect a number of authorized directors that the Board deems appropriate.3 An increase in the number of authorized directors may have the effect of temporarily rendering the number of remaining directors insufficient for a quorum, but the remaining directors have the power through Article Ninth of the Certificate of Incorporation to appoint temporary directors to fill a sufficient number of the vacancies created to establish a quorum and then immediately restore the number of authorized directors to a number the Board deems appropriate, followed immediately by the resignations of the temporary directors. As noted above, the shareholders cannot elect directors to fill vacancies created through an increase in the number of authorized directors.

We cannot conceive of any legitimate reason why shareholders holding a majority of the outstanding voting power would wish to change the number of authorized directors when doing so would afford them no ability to change the composition of the Board of Directors. If shareholders ever did wish to cause such a change to the Company’s Board structure without changing Board composition, a non-binding advisory vote under the shareholder proposal process set forth in Rule 14a-8 promulgated under the Exchange Act would be as effective as a

[3]

There are only two provisions in the DGCL that prohibit the board from amending the bylaws, neither of which relates to fixing the size of the board. See 8 Del. C. § 216 (prohibiting the board from amending a shareholder-adopted bylaw specifying the vote required for director elections); 8 Del. C. § 203(b)(3) (prohibiting the board from repealing a shareholder-adopted bylaw that exempts the corporation from the restrictions imposed by Delaware’s business combination statute). Under Delaware law, the board’s exercise of its authority under the certificate of incorporation to amend the bylaws would be subject only to the directors’ fiduciary duties and to a court’s equitable powers to set aside conduct it views as unfair under specific circumstances.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2010

binding amendment to the Company’s Bylaws, and would be the preferred procedure because it would require a vote of only a majority of the votes cast at the meeting, with abstentions and broker non-votes not affecting the result.4 By contrast, a binding amendment to the Company’s Bylaws would require the affirmative vote a majority of the outstanding voting power, with abstentions and broker non-votes having the same effect as votes against. As a result of the existing provisions of the Company’s Certificate of Incorporation described above, a binding amendment to the Bylaws could as a practical matter be accepted by the incumbent directors, modified in the discretion of the incumbent directors or rejected by the incumbent directors – the same choices available to the incumbent directors for a non-binding resolution of shareholders. We can conceive of no reason for shareholders to propose a binding Bylaw amendment and face a higher voting threshold to achieve what is effectively the same outcome.

In conclusion, because a shareholder amendment to the Bylaws to change the number of authorized directors would have no effect on Board composition and would be a disfavored approach for causing a change to board size independent of a change in composition, the proposed amendment does not affect a substantive shareholder right. The Board of Directors recommended this amendment to the Certificate of Incorporation to simplify the existing process for the Board of Directors to set the number of authorized directors. The only amendment that does affect a substantive right of shareholders is the addition of a right of shareholders to cause a special meeting to be called. The other amendments do not affect substantive shareholder rights, and they may therefore be combined in the same proposal as the substantive amendment.

****

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[4]

If shareholders wished to increase the size of the Board of Directors as part of a contested election, the shareholders may nominate a subset of the proposed insurgent candidates for the available seats. These candidates merely need to outpoll the Board’s nominees for a majority of the authorized seats, as plurality voting applies to contested director elections under Section 3.04 of the Company’s Bylaws (attached as Exhibit B to the Proxy Statement). The newly elected majority of authorized directors can then immediately increase the board size and appoint the balance of the desired candidates. This procedure would require a lower voting threshold (plurality) than amending the Bylaws to increase the number of authorized directors (majority of the outstanding voting power).

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 31, 2010

Please do not hesitate to contact me or Kathleen M. Salmas, Esq. at (310) 201-3215, or John D. Tishler, Esq. of Sheppard, Mullin, Richter & Hampton, LLP at (858) 720-8943, with any questions or further comments you may have regarding the Proxy Statement or this letter.

Sincerely,

/s/ Joseph F. Coyne, Jr.
Joseph F. Coyne, Jr.
Corporate Vice President, Deputy General Counsel and Secretary

cc:	Kathleen M. Salmas, Esq.
John D. Tishler, Esq., Sheppard, Mullin, Richter & Hampton, LLP
James D. Honaker, Esq., Morris, Nichols, Arsht & Tunnell LLP